Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund April 2012 Update
May 18, 2012

Supplement dated May 18, 2012 to Prospectus dated April 30, 2012
Class	April ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	0.0%	-1.4%	$41.0M	$1,277.25
B	-0.1%	-1.6%	$404.9M	$1,080.98
Legacy 1	0.2%	-0.7%	$5.5M	$905.98
Legacy 2	0.2%	-0.8%	$14.5M	$896.10
Global 1	0.3%	-0.4%	$13.0M	$871.13
Global 2	0.3%	-0.5%	$27.9M	$862.27
Global 3	0.1%	-1.0%	$227.2M	$814.06
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The euro weakened against major currencies over renewed debt default concerns for smaller Eurozone nations. The Japanese yen strengthened sharply following the Bank of Japan’s decisions to keep interest rates unchanged and to employ new stimulus initiatives, which speculators viewed as harbingers for an improved Japanese economy.

Energy:   Natural gas prices rallied in excess of 7% in April due to news U.S. producers were considering slowing production because of record-high domestic inventories. Crude oil prices moved modestly higher, supported by better-than-expected manufacturing data from Europe and China.

Equities:  European equity markets experienced declines due to a weaker economic outlook for Europe stemming from the downgrading of Spanish debt.  Japanese equity markets predominantly fell as a strong yen weighed on the nation’s export industries. U.S. equity prices finished mixed as bearish economic data was offset by strong first-quarter earnings reports from key U.S. firms.

Fixed Income:  German bund markets moved strongly higher as investors sought safer investments amidst ongoing turmoil in the sovereign debt markets of several smaller European nations. The U.S. Treasury markets also rallied, supported by weak economic indicators in the U.S. and data showing slowing Chinese economic growth.

Grains/Foods:  Soybean markets rallied sharply following continued supply concerns which stemmed from production disruptions in South America.  Conversely, wheat prices declined because of favorable weather conditions in the Midwest, which supported supply forecasts.

Metals:  Base metals markets were generally flat as the bearish impact of slowing Chinese economic growth was offset by the bullish influence of weaker-than-expected U.S. jobless claims data. Gold markets fell slightly, unable to overcome early-month losses stemming from U.S. dollar strength.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended April 30, 2012

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$-11,543,837	$2,248,272
Change In Unrealized Income (Loss)	17,046,363	9,406,256
Brokerage Commission	-246,016	-1,019,714
Exchange, Clearing Fee and NFA Charges	-84,368	-286,516
Other Trading Costs	-568,042	-2,533,879
Change in Accrued Commission	-43,102	-71,975
Net Trading Income (Loss)	4,560,998	7,742,444

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$122,585	$518,131
Interest, Other	23,740	124,282
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	4,707,323	8,384,857

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	626,263	2,489,073
Operating Expenses	156,921	652,014
Organization and Offering Expenses	181,288	753,131
Brokerage Expenses	3,578,476	14,921,918
Dividend Expenses	0	0
Total Expenses	4,542,948	18,816,136

Net Income (Loss)	$164,375	$-10,431,279

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$744,328,225	$798,842,191
Additions	3,617,770	15,317,629
Net Income (Loss)	164,375	-10,431,279
Redemptions	-14,086,107	-69,704,278
Balance at April 30, 2012	$734,024,263	$734,024,263

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,277.253	32,137.50402	$41,047,723	0.00%	-1.43%
B	$1,080.978	374,606.85588	$404,941,937	-0.05%	-1.64%
Legacy 1	$905.975	6,017.34238	$5,451,561	0.18%	-0.69%
Legacy 2	$896.101	16,173.03138	$14,492,676	0.16%	-0.77%
Global 1	$871.125	14,911.77873	$12,990,016	0.27%	-0.37%
Global 2	$862.271	32,386.22459	$27,925,703	0.25%	-0.46%
Global 3	$814.062	279,062.93578	$227,174,648	0.10%	-1.04%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership